SO 3/17/04

04004996

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 158

SEC FILE NUMBER
8- 44261

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BancWest Investment Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Davis Street
(No. and Street)

Vacaville (City) CA (State) 95688 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel F. Santucci (916) 561-6646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

333 Market Street (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel F. Santucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BancWest Investment Services, Inc, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel F. Santucci
Signature

CFO
Title

Carole L. Potter
Notary Public

CAROLE L. POTTER
Commission # 1286726
Notary Public - California
Sacramento County
My Comm. Expires Dec 8, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

BancWest Investment Services, Inc.

Statement of Financial Condition
December 31, 2003

BancWest Investment Services, Inc.
Contents
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To Stockholder and Board of Directors of
BancWest Investment Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BancWest Investment Services at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a 5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2004

BancWest Investment Services, Inc.
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 1,286,563
Cash segregated under federal and other regulations	22,124
Commission and other receivables	1,089,980
Deferred tax asset	166,099
Deposit with clearing organization	50,000
Other assets	9,042
Total assets	$ 2,623,808
Liabilities and Stockholder's Equity	
Liabilities	
Accrued commission and other payables to related party	$ 2,058,358
Accounts payable and other accrued expenses	33,405
Payable to clearing organization and insurance companies	10,237
Total liabilities	2,102,000
Stockholder's equity	
Common stock; $1.00 par value; 1,000 shares authorized; 30 shares issued and outstanding	30
Additional paid in capital	765,800
Accumulated deficit	(244,022)
Total stockholder's equity	521,808
Total liabilities and stockholder's equity	$ 2,623,808

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

BancWest Investment Services, Inc. (the "Company") is a Connecticut Corporation and a licensed life insurance agency, a registered broker-dealer, a licensed investment advisor and a member of the National Association of Securities Dealers. On November 11, 2003, BancWest Corporation purchased all the outstanding shares of the Company for $350,000. Consistent with industry practice, the Company did not apply a new basis of accounting as a result of this transaction. The Company is a wholly owned subsidiary of BancWest Corporation (the "Parent"). The Parent is a wholly owned subsidiary of BNP Paribas ("BNPP").

The Company is a fully disclosed broker dealer and clears all securities transactions through a clearing broker. The Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3 3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities, of three months or less, when purchased, to be cash and cash equivalents.

Cash Segregated Under Federal and other Regulations

The cash segregated under federal and other regulations consists of cash set aside for use of refunding mutual fund Break Point discounts not passed down to customers. The amount represents the minimum required to be segregated based on the National Association of Securities Dealers Communications. However, there could be additional amounts owed to customers as a result of further investigation. As of December 31, 2003, the Company is not able to quantify any additional amount of exposure.

Financial Instruments with Off Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with the clearing broker. The Company holds no customer funds or securities, the clearing broker provides services for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein clearing broker may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Related Party Transactions

The Company provides brokerage services to customers of Bank of the West and First Hawaiian Bank, exclusively, which are subsidiaries of the Parent. Within each bank branch a registered representative is present to provide services to customers. Each bank has an Investment Services Agreement with the Company, which states that each bank will pay expenses incurred by the Company in exchange for 97% of commissions earned by registered representative at each branch.

At December 31, 2003, the Company had accounts payable with Bank of the West and First Hawaiian Bank in the amount of $755,744 and $291,433, respectively.

4. Income Taxes

The results of the Company's operations are included in the consolidated tax return of the Parent, the Company reports current income tax benefit as allocated under a consolidated tax allocation agreement.

Income tax (benefit) expense consists of the following for the year ended December 31, 2003:

Deferred	
Federal	$ (166,099)
	$ (166,099)

The deferred tax asset above is a result of net losses in the current year, which are more likely than not to be recovered in the future.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2003, the Company had net capital of $303,863, which was $163,730 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003, as 13 to 1.

Supplementary Information

BancWest Investment Services, Inc.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003 — Schedule I

Stockholder's equity	$ 521,808
Nonallowable assets	
Commission and other receivables	42,804
Deferred tax asset	166,099
Other assets	9,042
Total nonallowable assets	217,945
Net capital	303,863
Aggregate indebtedness (AI)	
Accrued commission and other payables to related party	2,058,358
Accounts payable and other accrued expenses	33,405
Payable to clearing organization and insurance companies	10,237
Total aggregate indebtedness	2,102,000
Minimum net capital requirement, 6 2/3% of AI	$ 140,132
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 163,731
Excess net capital at 1000%, as defined	$ 96,663
Percentage of aggregate indebtedness to net capital	692%

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

To Stockholder and Board of Directors of
BancWest Investment Services, Inc.

In planning and performing our audit of the financial statement and supplemental schedules of BancWest Investment Services (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc , and other regulatory agencies that rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2004